mc

[redacted]

10029766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN DANN & PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. DEMPSEY — 212-901-4061 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

2 PARK AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, DAVID J. DEMPSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN DANN & PARTNERS, LLC, as of DECEMBER 31ST, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERASMO JESUS CORNIEL
Notary Public - State of New York
No. 01CO6169731
Qualified In Queens County
My Commission Expires July 02, 2011

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public this 24th day of February 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

KEVIN DANN & PARTNERS, LLC
DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Kevin Dann & Partners, LLC
400 Madison Avenue
New York, New York 10017

We have audited the accompanying statement of financial condition of Kevin Dann & Partners, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 22, 2010

KEVIN DANN & PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009
EXHIBIT A

ASSETS

Cash and cash equivalents	$ 2,674,338
Receivables from clearing brokers - Note B	217,403
Securities owned, at fair value - Note A	355,120
Deposit with clearing broker - Note F	250,000
Property and equipment, at cost, less accumulated depreciation and amortization of $502,959 - Note C	15,584
Due from manager - Note D	113,284
Other assets	221,456
TOTAL ASSETS	$ 3,847,185

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued compensation	$ 1,260,392
Payable to clearing broker - Note B	28,211
Accrued expenses and other liabilities	215,437
Total Liabilities	1,504,040
Commitment and contingency - Notes F and G	
Member's equity	2,343,145
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,847,185

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations

Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware and is wholly owned by KDP Holdings, LLC (the "Parent").

The Company is engaged in institutional equities brokerage, principal trading and investment banking. The Company's revenues are derived primarily from commission revenues. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker and clears its transactions on a fully disclosed basis through Ridge Clearing & Outsourcing Solutions, Inc. Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers money market mutual funds and certificate of deposits with maturities of three months or less at the date of purchase to be cash equivalents.

Securities Transactions and Soft Dollar Arrangements

Securities transactions are recorded on a trade date basis.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At December 31, 2009, there was approximately $49,000 included in accrued expenses and other liabilities for payables related to expenditures for these soft-dollar arrangements.

Note A - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") on Fair Value Measurements establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the valuation techniques used to measure fair value.
The hierarchy consists of three broad levels:

Level 1 - Quoted prices in active markets for identical assets. This level has the highest priority.

Level 2 - Quoted prices for similar assets in active markets, quoted prices for identical or similar assets not traded in active markets and other observable inputs.

Level 3 - Prices or valuations that are unobservable. This level has the lowest priority.

At December 31, 2009, the Company's securities transactions consist entirely of equity positions and are classified as Level 1.

Financial Instruments

The Company's financial instruments consist of cash equivalents, securities, receivables, and payables and are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.

Concentration of Credit Risk

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Note A - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

Uninsured Cash Balances

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 at December 31, 2009. The Transaction Account Guarantee Program provides a full guarantee of non-interest bearing transaction deposit accounts above $250,000 regardless of dollar amount through December 31, 2009. At December 31, 2009, cash in excess of insured amounts totaled approximately $1,800,000.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 22, 2010, the date on which the financial statements were available to be issued.

Note B - Receivables From and Payable to Clearing Brokers

As of December 31, 2009, the receivables from and payable to clearing brokers consist of:

	Receivable	Payable
Commissions receivable from clearing brokers	$ 217,403	$ -
Floor brokerage payable	-	26,291
Payable to clearing broker for executed but unsettled transactions	-	1,920
Totals	$ 217,403	$ 28,211

Note C - Property and Equipment

Property and equipment as at December 31, 2009 are summarized as follows:

Computer and communications equipment	$ 308,858
Office equipment	94,621
Leasehold improvements	115,064
	518,543
Less: accumulated depreciation and amortization	502,959
Property and equipment, net	$ 15,584

Note D - Due From Manager

As at December 31, 2009, the amount due from manager of $113,284 is unsecured, non-interest bearing and has no specific due date.

Note E - Income Taxes

The Company, as a wholly owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent report's the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note F - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may impose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note G - Office Lease

The Company's office space lease expires on June 30, 2010. Future minimum payments under the lease agreement are approximately $151,000 for the year ending December 31, 2010.

Note H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $2,994,579, which was $2,894,579 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

REPORT ON

KEVIN DANN & PARTNERS, LLC

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

KEVIN DANN & PARTNERS, LLC

DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN DANN & PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. DEMPSEY 212-901-4061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

2 PARK AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID J. DEMPSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN DANN & PARTNERS, LLC, as of DECEMBER 31ST, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERASMO JESUS CORNIEL
Notary Public - State of New York
No. 01CO6169731
Qualified in Queens County
My Commission Expires July 02, 2011

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public this 24th day of February 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

KEVIN DANN & PARTNERS, LLC
DECEMBER 31, 2009

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Kevin Dann & Partners, LLC
400 Madison Avenue
New York, New York 10017

We have audited the accompanying statement of financial condition of Kevin Dann & Partners, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 22, 2010

KEVIN DANN & PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009
EXHIBIT A

ASSETS

Cash and cash equivalents	$ 2,674,338
Receivables from clearing brokers - Note B	217,403
Securities owned, at fair value - Note A	355,120
Deposit with clearing broker - Note F	250,000
Property and equipment, at cost, less accumulated depreciation and amortization of $502,959 - Note C	15,584
Due from manager - Note D	113,284
Other assets	221,456
TOTAL ASSETS	$ 3,847,185

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued compensation	$ 1,260,392
Payable to clearing broker - Note B	28,211
Accrued expenses and other liabilities	215,437
Total Liabilities	1,504,040
Commitment and contingency - Notes F and G	
Member's equity	2,343,145
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,847,185

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations

Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware and is wholly owned by KDP Holdings, LLC (the "Parent").

The Company is engaged in institutional equities brokerage, principal trading and investment banking. The Company's revenues are derived primarily from commission revenues. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker and clears its transactions on a fully disclosed basis through Ridge Clearing & Outsourcing Solutions, Inc. Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers money market mutual funds and certificate of deposits with maturities of three months or less at the date of purchase to be cash equivalents.

Securities Transactions and Soft Dollar Arrangements

Securities transactions are recorded on a trade date basis.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At December 31, 2009, there was approximately $49,000 included in accrued expenses and other liabilities for payables related to expenditures for these soft-dollar arrangements.

Note A - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") on Fair Value Measurements establishes a framework for measuring fair value. The framework provides a hierarchy that prioritizes the valuation techniques used to measure fair value.
The hierarchy consists of three broad levels:

Level 1 - Quoted prices in active markets for identical assets. This level has the highest priority.

Level 2 - Quoted prices for similar assets in active markets, quoted prices for identical or similar assets not traded in active markets and other observable inputs.

Level 3 - Prices or valuations that are unobservable. This level has the lowest priority.

At December 31, 2009, the Company's securities transactions consist entirely of equity positions and are classified as Level 1.

Financial Instruments

The Company's financial instruments consist of cash equivalents, securities, receivables, and payables and are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.

Concentration of Credit Risk

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Note A - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk (Continued)

Uninsured Cash Balances

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 at December 31, 2009. The Transaction Account Guarantee Program provides a full guarantee of non-interest bearing transaction deposit accounts above $250,000 regardless of dollar amount through December 31, 2009. At December 31, 2009, cash in excess of insured amounts totaled approximately $1,800,000.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 22, 2010, the date on which the financial statements were available to be issued.

Note B - Receivables From and Payable to Clearing Brokers

As of December 31, 2009, the receivables from and payable to clearing brokers consist of:

	Receivable	Payable
Commissions receivable from clearing brokers	$ 217,403	$ -
Floor brokerage payable	-	26,291
Payable to clearing broker for executed but unsettled transactions	-	1,920
Totals	$ 217,403	$ 28,211

Note C - Property and Equipment

Property and equipment as at December 31, 2009 are summarized as follows:

Computer and communications equipment	$ 308,858
Office equipment	94,621
Leasehold improvements	115,064
	518,543
Less: accumulated depreciation and amortization	502,959
Property and equipment, net	$ 15,584

Note D - Due From Manager

As at December 31, 2009, the amount due from manager of $113,284 is unsecured, non-interest bearing and has no specific due date.

Note E - Income Taxes

The Company, as a wholly owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent report's the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note F - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may impose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note G - Office Lease

The Company's office space lease expires on June 30, 2010. Future minimum payments under the lease agreement are approximately $151,000 for the year ending December 31, 2010.

Note H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $2,994,579, which was $2,894,579 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.